VIA EDGAR

October  3, 2010

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:  Division of Corporation Finance,

Re:          SpeedSport Branding, Inc.
                File No. 333-155318

Dear Ladies and Gentlemen:

At the request of SpeedSport Branding, Inc., (the “Company”), we are responding to the oral comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) relayed by Tonya Bryan, Esq. to Stanley Moskowitz Esq. on October 1, 2010, relating to Amendment No. 4 to the Registration Statement on Form S-1 of the Company filed with the Commission on September 17, 2010 (the “Registration Statement”).  We have filed simultaneously Amendment No. 5 to the Registration Statement and have attached a marked copy of such Amendment No. 5 indicating the changes that the Company has made to the Registration Statement.

Page 30-

Revenues

The percentage increase in revenues for the six months ended June 30, 2010 compared to the same period in 2009 has been recalculated and changed from "33%" to "50%".

Interest and Financing Costs

An explanation has been inserted to show the reason that interest and financing costs increased for the six months period ending June 30, 2010 as compared to the same period in 2009.

Should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100, fax 858-523-0444.

Please be advised that contemporaneously with this Letter, the Company has submitted a Request for Acceleration of the Registration Statement, pursuant to which the Company has asked that the Registration be declared "Effective" at 10 A. M. on October 7, 2010.

Very truly yours,

The Bingham Law Group.

By:s/ Brad Bingham
          Brad Bingham